

Mail Stop 4561

May 15, 2017

Doug Feagin
Senior Vice President of Global Business
Alipay (UK) Limited and Matrix Acquisition Corp.
c/o 26/F Tower One, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

> **Re: MoneyGram International, Inc.**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed on May 12, 2017**
> **by Matrix Acquisition Corp.**
> **File No. 001-31950**

Dear Mr. Feagin:

We have reviewed your May 12, 2017 response to our comment letter and have the following comment. We may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. References to prior comments are to comments in our May 11, 2017 letter. After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

1.   We note your response to the first bullet point in prior comment 2 and the Department of Justice press release dated September 20, 2016 you cited as a basis for your statement. It may be inappropriate to imply that Euronet was convicted of federal money laundering violations if Euronet and its subsidiaries were not identified as defendants in this conviction. Please file corrective disclosure and refrain from making such statements in future filings.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies and
Services

cc: Lee Meyerson
       Simpson Thacher & Bartlett LLP